UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 22)
BEACON ROOFING SUPPLY, INC.
(Name of Subject Company)
QUEEN MERGERCO, INC.
(Name of Filing Person (Offeror))
QXO, INC.
(Name of Filing Person (Parent of Offeror))
QUEEN HOLDCO, LLC
QUEEN TOPCO, LLC
(Name of Filing Persons (Other))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
073685109
(CUSIP Number of Class of Securities)
Christopher Signorello
Chief Legal Officer
Five American Lane
Greenwich, CT 06831
(888) 998-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Scott A. Barshay
Nickolas Bogdanovich
Stan Richards
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 22 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, this “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2025 by QXO, Inc., a Delaware corporation (“QXO”), and Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”), at $124.25 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.
Except as otherwise set forth in this Amendment, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.
Items 1 through 9 and Item 11.
1.	The Offer to Purchase and Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:
“On March 20, 2025, QXO, the Purchaser and Beacon entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of Beacon by QXO. As provided in the Merger Agreement, the price per Share to be paid pursuant to the Offer will be increased from $124.25 to $124.35, net to the seller in cash, without interest and less any required withholding taxes and, following the consummation of the Offer, subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, the Purchaser will be merged with and into Beacon (the “Merger”), with Beacon surviving the Merger as a wholly owned subsidiary of QXO. The full text of the Merger Agreement is attached hereto as Exhibit (d)(1) and is incorporated herein by reference.
In light of the execution of the Merger Agreement, QXO has determined to extend the Expiration Time of the Offer until 5:00 p.m., New York City time, on March 31, 2025, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Time”) or earlier terminated in the event that a condition to the Offer becomes incapable of being satisfied. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on March 19, 2025.
The Depositary has advised QXO that, as of 5:00 p.m., New York City time, on March 19, 2025, approximately 12,174,965 Shares have been validly tendered and not properly withdrawn in the Offer, representing approximately 19.71% of the issued and outstanding Shares, as of such time. Shareholders who have already tendered their Shares need not take further action in response to the extension.
Pursuant to the terms of the Merger Agreement, QXO and the Purchaser plan to file an amended and restated Offer to Purchase, Letter of Transmittal and other related materials, reflecting the terms and conditions of the Offer pursuant to the Merger Agreement, as promptly as practicable but in any event on or prior to March 31, 2025.
QXO and Beacon issued a joint press release on March 20, 2025, announcing the execution of the definitive Merger Agreement, the full text of which is attached hereto as Exhibit (a)(5)(Y) and is incorporated herein by reference. QXO issued a press release on March 20, 2025, announcing the extension of the Offer, the full text of which is attached hereto as Exhibit (a)(5)(Z) and is incorporated herein by reference.”
2.
The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

All descriptions and references in respect of the Expiration Time in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other

Nominees (Exhibit (a)(1)(D)) and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended to reflect an extension of the Expiration Time from “5:00 p.m., New York City time, on March 19, 2025” to “5:00 p.m., New York City time, on March 31, 2025.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(Y)	Joint press release issued by QXO, Inc. and Beacon Roofing Supply, Inc. on March 20, 2025, announcing the execution of the Merger Agreement.
(a)(5)(Z)	Press release issued by QXO, Inc. on March 20, 2025, announcing the extension of the Offer.
(d)(1)	Agreement and Plan of Merger by and among QXO, Inc., Queen MergerCo, Inc. and Beacon Roofing Supply, Inc.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2025

QXO, INC.

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Chief Legal Officer

QUEEN MERGERCO, INC.

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Secretary

QUEEN HOLDCO, LLC

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Secretary

QUEEN TOPCO, LLC

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Secretary

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